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                                                                      EXHIBIT 48

                                                                 [INTEROIL LOGO]

NEWS RELEASE

                      INTEROIL ANNOUNCES FINANCIAL RESULTS
                           FOR THE FIRST QUARTER 2003

MAY 30, 2003 - HOUSTON, TX - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX / POMSOX), a Canadian company with offices in The Woodlands, TX today reported results for the three months ended March 31, 2003.

FINANCIAL HIGHLIGHTS

         In this period the Company had a gain of US$171,073 (C$251,752 and A$285,122) compared to a gain of US$101,553 in the same period in 2002. InterOil did not have any net earnings from operations during the first quarter of 2003. Please visit our website for the First Quarter 2003 Management Discussion and Analysis along with the Consolidated Financial Statements for detail of the Corporations activities and financial results.

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts valued by InterOil at approximately US$1.4 billion with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced the largest exploration program by a single company in Papua New Guinea history.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, "ASX" in CHESS Depositary Interests "CDI", in Australian dollars under the symbol IOC, traded on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

FOR FURTHER INFORMATION:
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NORTH AMERICA                                                                                AUSTRALASIA
-------------                                                                                -----------
Gary M Duvall                                    Lisa Elliott                                Anesti Dermedgoglou
V.P., Corporate Development                      V.P., IR Counsel                            V.P., Investor Relations
InterOil Corporation                             DRG&E                                       InterOil Corporation
gary.duvall@interoil.com                         lelliott@drg-e.com                          anesti@interoil.com
Houston, TX USA                                  Houston, TX USA                             Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +1 713 529 6600                      Phone: +617 4046 4600
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